UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

(Date of Report (date of earliest event reported)): February 1, 2013

National Bancshares Corporation

(Exact name of registrant specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 West Market Street, Orrville, Ohio	44667
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (330) 682-1010

[not applicable]

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 1.01 Entry Into A Material Definitive Agreement

On February 1, 2013, First National Bank, located in Orrville, Ohio ("FNB"), a wholly owned subsidiary of National Bancshares Corporation, entered into a Branch Office Purchase and Assumption Agreement (the "Agreement"), with Premier Bank & Trust, National Association ("Premier") located in North Canton, Ohio and a wholly-owned subsidiary of Ohio Legacy Corp. ("Ohio Legacy"), for the purchase of certain assets and the assumption of certain liabilities of FNB's Fairlawn branch located at 3085 West Market Street, Akron, Ohio. Under the terms of the Agreement, Premier will purchase $10 million to $12 million in loans and will assume $13 million to $16 million in deposits. Premier will pay a deposit premium of approximately 5.25% based on the average amount of assumed deposits during a specified period prior to the closing, with a minimum deposit premium of $682,500.

The transaction, which is subject to regulatory approvals and certain closing conditions, is expected to be completed during the second quarter of 2013. On February 4, 2013, Premier and FNB issued a joint press release announcing the transaction, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

ITEM 9.01 Exhibits

99.1 Press Release, dated February 4, 2013 (filed herewith).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: February 4, 2013   /s/ Mark R. Witmer
                                           Mark R. Witmer
                                           President and Chief Executive Officer

EXHIBIT 99.1





Contact: Contact:
Rick L. Hull   Mark R. Witmer
President & CEO   President & CEO
Premier Bank & Trust   First National Bank
(330) 244-2985   (330) 765-0625

PREMIER BANK & TRUST ANNOUNCES AGREEMANT TO ACQUIRE FAIRLAWN BRANCH OF FIRST NATIONAL BANK

North Canton and Orrville, Ohio, February 4, 2013- (OTC Bulletin Board: OLCB) (OTC Bulletin Board: NBOH) – Rick Hull, President and CEO of Premier Bank & Trust ("Premier"), and Mark Witmer, President and CEO of First National Bank ("First National"), announced today that Premier has entered into a definitive agreement with First National to acquire certain assets and assume certain liabilities of First National's Fairlawn, Ohio office.

The transaction is subject to regulatory approval and other customary closing conditions and is expected to close in the second quarter of 2013. Under the terms and conditions of the transaction, Premier will acquire First National's Fairlawn banking office location and total loans of approximately $10 million, and will assume total deposits of approximately $16 million. The loans are primarily owner-occupied commercial real estate and commercial industrial. The deposits are primarily core and time deposits, including checking, money market, savings accounts, and certificates of deposit.

Hull said in a statement, "This transaction fulfills a strategic objective we have expressed since our recapitalization of the Bank in 2010. We have a significant client and shareholder base in the Akron/Fairlawn market and we needed a physical presence to better serve their needs and to expand our commercial, private banking, investment, and trust services in that market. We are excited to have John Falatok and all the First National employees in Fairlawn join our team."

Witmer stated, "The transaction with Premier fits our strategic plan, which is to concentrate our bank activities in our core markets. I've had a great relationship with the leadership at Premier for a number of years and I believe that we leave our Fairlawn clients and staff in very capable hands."

About Premier Bank & Trust
Premier is a wholly owned subsidiary of Ohio Legacy Corp, a bank holding company headquartered in North Canton, Ohio. Premier provides financial services to small businesses and consumers through three full-service banking locations in North Canton and St. Clairsville, Ohio.

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About First National Bank
First National is a subsidiary of National Bancshares Corporation, a bank holding company founded in 1881 and headquartered in Orrville, Ohio. First National provides financial services in Ohio.

Forward-Looking Statement
This release contains forward-looking statements relating to present or future trends or factors affecting the banking industry, and specifically the financial condition and results of operations, including without limitation, statements relating to the earnings outlook of the Companies, as well as their operations, markets, and products. Actual results could differ materially from those indicated. Among the important factors that could cause results to differ materially are interest rate changes, softening in the economy, which could materially impact credit quality trends and the ability to generate loans, changes in the mix of the Companies' business, competitive pressures, changes in accounting, tax, or regulatory practices or requirements and those risk factors detailed in the Companies' periodic reports and registration statements filed with the Securities and Exchange Commission. The Companies undertake no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this release.